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As filed with the Securities and Exchange Commission on July 18, 2005

Registration No. 333-125912

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-10

REGISTRATION STATEMENT
Under The Securities Act of 1933

YAMANA GOLD INC.
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

150 York Street, Suite 1902, Toronto, Ontario, Canada M5H 3S5
(416) 815-0220
(Address and telephone number of registrant's principal executive offices)

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, NY 10177
(212) 415-9200
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:

Gil I. Cornblum Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370	Mark T. Bennett Cassels Brock & Blackwell LLP Suite 2100, Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2 Canada (416) 869-5300

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

        It is proposed that this filing shall become effective (check appropriate box):

A.	☒	Upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☐	At some future date (check the appropriate box below).
	1.	☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing).
	2.	☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).
	3.	☐	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☐	After the filing of the next amendment to this form (if preliminary material is being filed).

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☒

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Yamana Gold Inc. at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5, telephone (416) 815-0220. For the purposes of the Province of Québec this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Yamana Gold Inc. at the above-mentioned address and telephone number.

SHORT FORM PROSPECTUS

New Issue	July 18, 2005

YAMANA GOLD INC.

Issue of up to 1,444,209 Common Shares upon Early Exercise
of Common Share Purchase Warrants

This short form prospectus is being filed by Yamana Gold Inc. ("Yamana" or the "Corporation") to qualify the distribution of up to 1,444,209 common shares of the Corporation (the "Early Exercise Shares") issuable to the holders of 40,567,656 common share purchase warrants (the "Warrants") of the Corporation upon the early exercise of their Warrants. Each Warrant entitles the holder thereof (the "Warrantholder") to acquire one common share of the Corporation (a "Common Share") at a price of C$1.50 (the "Exercise Price") at any time prior to 5:00 p.m. (Toronto time) on July 31, 2008. The Warrants were issued pursuant to the terms of a warrant indenture dated July 31, 2003 between the Corporation and CIBC Mellon Trust Company (the "Warrant Agent"), as amended by a supplemental warrant indenture dated August 12, 2003 (collectively, the "Warrant Indenture").

Subject to the Corporation receiving all approvals, including the requisite approval of the Warrantholders to amend the Warrant Indenture (the "Warrant Amendment") and the requisite approval of the shareholders of the Corporation (the "Shareholders") to issue the Early Exercise Shares, each Warrant will entitle the holder thereof to acquire an additional 0.0356 of a Common Share in the event that such holder exercises his or her Warrants during a period of 30 days (the "Early Exercise Period") following the date of the Warrant Amendment. The additional 0.0356 of a Common Share to be issued upon the exercise of the Warrants during the Early Exercise Period represents a premium of C$0.16 based on an assumed Common Share price of C$4.50. The Warrant Amendment will be effected pursuant to the terms of a supplemental warrant indenture (the "Supplemental Indenture") to be entered into between the Corporation and the Warrant Agent. This prospectus also qualifies the distribution in each of the provinces of Canada of the rights to acquire the Early Exercise Shares to the Warrantholders pursuant to the Warrant Amendment.

The Warrant Amendment shall also provide that, in the event that at least 66 2/3% of the Warrants outstanding on the date of the Warrant Amendment have been exercised on or before the expiration of the Early Exercise Period (the "Early Exercise Expiry Date"), each Warrant that has not been so exercised will be exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a Common Share equal to: (A) 98% multiplied by 1.0356 (being the total number of Common Shares issued upon exercise of each Warrant during the Early Exercise Period) minus (B) the Exercise Price divided by the lesser of (i) the volume weighted average trading price (the "VWAP") of the Common Shares on the Toronto Stock Exchange (the "TSX") for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date. Assuming that the lesser of the VWAP for the five trading days ending on the Early Exercise Expiry Date and the closing price of the Common Shares on the TSX on the Early Exercise Expiry Date is C$4.50, (i) each Warrant not exercised during the Early Exercise Period will automatically be exchanged for 0.6816 of a Common Share, and (ii) in the event that 66 2/3% of the Warrants (but no more) are exercised during the Early Exercise Period, a maximum of 9,216,358 Common Shares will be issued in exchange for the 13,522,552 Warrants not exercised during the Early Exercise Period. The Common Shares issuable in exchange for Warrants not exercised during the Early Exercise Period are collectively referred to herein as the "Exchange Shares". Any Warrants to be exchanged for Exchange Shares shall be automatically exchanged immediately following 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect. This short form prospectus is also being filed to qualify the distribution of up to 11,000,000 Exchange Shares. See "Plan of Distribution".

In addition, this short form prospectus is also being filed to register, in the United States, under the multijurisdictional disclosure system, the 40,567,656 Common Shares of the Corporation (the "Underlying Shares") that are currently issuable upon exercise of the Warrants. See "Plan of Distribution". Where the context permits, the Early Exercise Shares, the Exchange Shares and the Underlying Shares are collectively referred to herein as the "Subject Shares".

No agency fee will be paid by Yamana in connection with the distribution of the Subject Shares being qualified under this short form prospectus. BMO Nesbitt Burns Inc. ("BMO NB") is acting as financial advisor ("Financial Advisor") and soliciting dealer manager to the Corporation in connection with the issuance of the Early Exercise Shares and the Exchange Shares. See "Plan of Distribution".

Investing in the Subject Shares involves risks that are described in this short form prospectus under "Risk Factors".

The Corporation's outstanding Warrants and Common Shares are listed and posted for trading on the TSX under the symbols "YRI-WT" and "YRI", respectively, and on the American Stock Exchange (the "AMEX") under the symbols "AUY.WS" and "AUY", respectively. The Common Shares are also listed and posted for trading on the Alternative Investment Market of the London Stock Exchange plc (the "AIM") under the symbol "YAU". On July 15, 2005, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was C$4.65, on the AMEX was $3.82 and on the AIM was £2.20. On July 15, 2005, the closing price of the Warrants on the TSX was C$3.36 and on the AMEX was $2.95.

This distribution is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in the registration statement may be residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission or any state securities commission nor has the United States Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this short form prospectus. Any representation to the contrary is a criminal offence.

The TSX has conditionally approved the listing of the Early Exercise Shares and the Exchange Shares, subject to the Corporation fulfilling the listing requirements of the TSX. The Corporation has applied to list the Early Exercise Shares and the Exchange Shares on the AMEX and anticipates receiving listing approval from the AMEX upon the Corporation receiving the requisite approvals from the Shareholders and the Warrantholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This short form prospectus contains or incorporates by reference "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including, but not limited to, those with respect to the price of gold and copper, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, reserve conversion rates, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, the actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future price of gold, as well as those factors discussed in the section entitled "General Development of the Business — Risk Factors" in the Corporation's renewal annual information form dated March 28, 2005 filed on SEDAR at www.sedar.com and the Corporation's Annual Report on Form 40-F dated March 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

FINANCIAL INFORMATION AND CURRENCY

        The financial statements of Yamana incorporated by reference in this short form prospectus are reported in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

        All currency amounts in this short form prospectus are expressed in United States dollars, unless otherwise indicated. References to "C$" are to Canadian dollars. On July 15, 2005, the noon buying rate in the City of New York for cable transfers of Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = C$1.22. References to "$R" are to Brazilian Reais. On July 15, 2005, the noon buying rate in the City of New York for cable transfers of Brazilian Reais, as certified for custom purposes by the Federal Reserve Bank of New York, was US$1.00 = $R2.3.

        The following table reflects the noon buying rate for the U.S. dollar in terms of Brazilian Reais on each of the dates set forth below, as reported by the Federal Reserve Bank of New York:

	June 30, 2005	December 31, 2004	February 27, 2004(1)
	(expressed in $R)
Noon Buying Rate	2.4	2.7	2.9

Note:

(1)
February 29, 2004, the last day of the Corporation's financial year, was a Sunday.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada (the "Canadian Securities Authorities"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5, telephone (416) 815-0220. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the Corporation at the abovementioned address and telephone number.

        The following documents, filed by the Corporation with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

  (a)
  the renewal annual information form ("Annual Information Form") of the Corporation dated March 28, 2005 for the financial period ended December 31, 2004;

  (b)
  the information disclosed under the section entitled "The Corporation — Overview of Business and Recent Developments — Chapada Project — Chapada Technical Report" contained in the short form prospectus of the Corporation dated November 2, 2004 (contained at pages 9 and 10 of the Corporation's prospectus dated November 2, 2004);

  (c)
  the audited comparative consolidated financial statements of the Corporation as at December 31, 2004 and February 29, 2004 and for the ten-month period ended December 31, 2004, and the years ended February 29, 2004 and February 28, 2003, together with the notes thereto and the independent registered chartered accountants' report thereon;

  (d)
  management's discussion and analysis for the period ended December 31, 2004;

  (e)
  the unaudited interim comparative consolidated financial statements of the Corporation as at March 31, 2005, and for the three months then ended, with comparatives for the three months ended February 29, 2004, together with the notes thereto;

  (f)
  management's discussion and analysis for the three months ended March 31, 2005;

  (g)
  the audited comparative financial statements of the Fazenda Brasileiro Gold Mining Division of Companhia Vale do Rio Doce ("CVRD") as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the report of independent auditors thereon and the notes thereto, and the unaudited interim comparative financial statements of the Fazenda Brasileiro Gold Mining Division of CVRD as at June 30, 2003 and for the six months ended June 30, 2003 and 2002, together with the notes thereto (contained at pages FS 2-1 to FS 2-25 of the Corporation's prospectus dated September 29, 2003);

  (h)
  the management information circular dated March 15, 2005 prepared in connection with the annual meeting of shareholders of the Corporation held on May 3, 2005, other than the sections entitled "Composition of the Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Corporate Governance Practices";

  (i)
  the material change report of the Corporation dated May 12, 2005 relating to the feasibility report results for the São Vicente property. See "Recent Developments";

  (j)
  the material change report of the Corporation dated June 24, 2005 relating to the Warrant Amendment. See "Warrant Amendment";

  (k)
  the management information circular dated June 28, 2005 prepared in connection with the special meeting of shareholders of the Corporation to be held on July 28, 2005 relating to the Warrant Amendment. See "Warrant Amendment"; and

  (l)
  the management information circular dated June 28, 2005 prepared in connection with the meeting of Warrantholders to be held on July 28, 2005 relating to the Warrant Amendment. See "Warrant Amendment".

        Annual information forms, interim financial statements, annual financial statements, management's discussion and analysis, management information circulars and material change reports (excluding confidential material change reports), all as filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus shall be deemed to be incorporated by reference into this short form prospectus. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the U.S. Securities and Exchange Commission (the "SEC") after the date of this short form prospectus shall be deemed to be incorporated by reference into this short form prospectus, if and to the extent expressly provided for in such reports on Form 6-K or Form 40-F.

        Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement.

        Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

        The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

        In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, the Subject Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

AVAILABLE INFORMATION

        The Corporation files reports and other information with the Canadian provincial securities commissions. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        The Corporation is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at Washington, D.C. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference facilities. The SEC also maintains a website, at http://www.sec.gov, that contains reports and other information filed by the Corporation with the SEC.

        The Corporation has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Subject Shares. This short form prospectus does not contain all of the information that will be set forth in any such registration statement, certain parts of which will be omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Corporation and the Common Shares, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

        This short form prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. This short form prospectus, including the documents incorporated by reference herein, uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

THE CORPORATION

Incorporation

        The Corporation was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995. On July 30, 2003, pursuant to Articles of Amendment, the name of the Corporation was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of the Corporation was altered by consolidating all of the then issued and outstanding common shares of the Corporation on the basis of one new Common Share for 27.86 then existing common shares.

        The Corporation's head office is located at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2.

Principal Subsidiaries

        The following chart illustrates the Corporation's principal subsidiaries (the "Subsidiaries"), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation:

        As used in this short form prospectus, except as otherwise required by the context, reference to the "Corporation" or "Yamana" means, collectively, Yamana Gold Inc. and the Subsidiaries.

Overview of the Business

        The Corporation is currently engaged in the acquisition, exploration, development and operation of mineral properties in Brazil and Argentina. In August 2003, the Corporation acquired the São Francisco, São Vicente and Fazenda Nova/Lavrinha properties and the Chapada copper-gold property in Brazil from Santa Elina Mines Corporation ("Santa Elina") and the Fazenda Brasileiro gold mine in Brazil from CVRD. The Corporation also holds exploration gold properties in the eastern part of Santa Cruz Province in the Patagonian region of Argentina and the Cumaru and Gradaus properties located in Para State, Brazil.

        The Chapada property and the São Francisco property represent the future growth of the Corporation. The Corporation continues to develop these properties with mining operations at São Francisco expected to commence late in the fourth quarter of 2005 and mining operations at Chapada expected to commence before the end of 2006. The Corporation's development activities include measures designed to maintain capital expenditures at levels contemplated in the feasibility studies for these properties. Most of the expenditures relating to São Francisco and Chapada are incurred in Brazilian Reais. Capital costs incurred in Brazilian Reais to May 31, 2005 and Brazilian Reais denominated capital cost estimates for the balance of 2005 and 2006 compare favorably to feasibility study estimates denominated in Brazilian Reais. This is primarily attributable to lower costs incurred in Brazil than originally estimated in the feasibility studies. However, the Corporation reports its capital costs as reported in United States dollars and capital costs in United States dollars will largely depend on the foreign exchange rate realized. As a result of actual Brazilian Reais costs being in line or less than feasibility study estimates, United States dollar denominated capital cost estimates have not significantly increased over feasibility study estimates despite the fact that the Brazilian Real has strengthened considerably to the United States dollar. Start-up capital spent to May 31, 2005 and estimated expenditures on these properties for the balance of 2005 and for 2006 expressed in United States dollars are set out in the table below.

		Estimated
	Spent To May 31, 2005	2005 (Balance)	2006	Total
	$(000s)	$(000s)	$(000s)	$(000s)
Chapada	$21,502	$84,089	$78,021	$183,612
São Francisco	$10,619	$43,703	NIL	$54,322

        The capital cost estimates shown in the table above assume a foreign exchange rate of $R2.5=US$1.00 and $R2.7=US$1.00 for 2005 and 2006, respectively, which exchange rates are consistent with consensus estimates for these periods. The Corporation understands that the foreign exchange forecast for 2006 is approximately $R2.7 = US$1.00. The original capital cost estimates in the feasibility studies for São Francisco and Chapada of $48 million and $179 million, respectively, assumed a foreign exchange rate of $R3.0=US$1.00. Almost 100% of São Francisco capital costs and approximately 90% of Chapada capital costs are incurred in Brazilian Reais. The contingency amounts assumed in the feasibility studies have largely absorbed the impact of the strengthening Brazilian Real.

        The following summarizes the effects of certain foreign exchange rates on the capital costs currently projected for the Chapada property in United States dollars.

Assumed Exchange Rate ($R:US$) (2005 & 2006)	Total Chapada Capital Costs
2.4:1	$195.4 million
3.0:1	$173.3 million

        Of the total capital cost amounts for Chapada and São Francisco, approximately $65 million (in the case of Chapada) and $41 million (in the case of São Francisco) have been committed in completed contractual arrangements. The Corporation anticipates that almost all of the capital costs attributable to São Francisco and more than 75% of the capital costs attributable to Chapada will be committed in contractual arrangements by August 2005. With these expected commitments for capital costs and development of these properties, completion of São Francisco is on track with the original construction schedule and Chapada is on track and may be ahead of the original construction schedule. Completion of construction of the São Francisco project is expected in the fourth quarter of 2005. Considerable advancements have been made in the construction of the Chapada property, with completion of construction and commencement of mining operations at Chapada now expected by the fourth quarter of 2006 as compared to the first quarter of 2007 as contemplated in the original construction schedule. Proceeds from the exercise of the Warrants will provide additional funding which should permit the Corporation to advance the commencement of mining operations at the Chapada property consistent with the revised construction schedule.

        The Corporation expects to produce approximately 130,000 to 135,000 ounces of gold in 2005 and currently estimates that it will produce more than 265,000 ounces of gold in 2006. These projections assume that mining operations at São Francisco will commence late in the fourth quarter of 2005. These projections do not include any production from the feasibility-stage São Vicente project for which a construction decision has not been made, the possible positive impact of coarse gold potential at the São Francisco project or the acceleration of production at Chapada.

        Production at the Fazenda Brasileiro mine is expected to be approximately 84,000 ounces of gold for 2005 and over 95,000 ounces of gold in 2006. Production for the second half of 2005 and for 2006 is expected to be at higher levels than during the first half of 2005 as higher grade ore zones are accessed. Production at the Fazenda Brasileiro mine for the second half of 2005 is expected to be approximately 46,000 ounces of gold. Production for the first half of 2005 was at lower levels than those expected in the second half of 2005 as the Corporation processed lower grade material while developing access to higher grade areas, including the newly discovered C-Quartz area. See "Recent Developments — Newly Discovered Area at Fazenda Brasileiro Mine". Subject to defining mineral reserves and resources based on results from a current drilling program, mining of the C-Quartz ore body at the Fazenda Brazileiro mine is expected to commence in the fourth quarter of 2005 and is expected to initially account for approximately 20% of production at the Fazenda Brasileiro mine. Cash costs at the Fazenda Brasileiro mine are expected to decrease as higher grade material is processed in late 2005 and in 2006.

        The Fazenda Nova mine is now producing at a level comparable to budget with 28,000 to 30,000 ounces of gold production estimated in 2005 and 30,000 to 35,000 ounces of gold production estimated in 2006.

        Component cost increases at the Fazenda Nova and Fazenda Brasileiro mines have had and may continue to have an effect on overall cash costs. In the case of Fazenda Brasileiro, costs per ounce of gold produced have increased also as a result of the processing of lower grade ore in the first half of 2005. However, the most meaningful impact on cash costs denominated in United States dollars for both Fazenda Nova and Fazenda Brasileiro is, and is expected to continue to be, foreign exchange rates. Whereas mining costs per tonne at Fazenda Brasileiro, expressed in Brazilian Reais, have increased by only 6% during 2005, the foreign exchange rate in favour of the Brazilian Reais has increased substantially more during the same period. As a result of these factors, particularly the current foreign exchange rate, cash costs for the second quarter of 2005 and for fiscal year 2005 are not expected to be less than costs for the first fiscal quarter of 2005. The Corporation's previous estimates of cash costs for 2005 were based on a foreign exchange rate of $R3.00 = US$1.00. At a blended rate of $R2.55 =US$1.00, cash costs denominated in United States dollars would increase by approximately $45 to 50 per ounce.

Recent Developments

São Vicente Feasibility Study

        In May 2005, the Corporation announced the results of a feasibility study (the "Feasibility Study") completed in respect of its São Vicente gold project in Mato Grosso State, Brazil, prepared by Minerconsult Engenharia Ltda, incorporating specific data supplied by Independent Mining Consultants, Inc., Kappes, Cassiday Associates and Metago. The Feasibility Study is summarized in a technical report on the São Vicente Gold Project, Mato Grosso State, Brazil, dated as of June 16, 2005 (the "Technical Report"), prepared for the Corporation by Michael G. Hester, Vice President and Principal Mining Engineer of Independent Mining Consultants, Inc. and by Ivan C. Machode, P.Eng., Principal of TechoMine Services LLC, each of whom is a qualified person as defined in National Instrument 43-101. The feasibility study is an update to the prior preliminary feasibility study completed by Watts, Griffis and McOuat Limited in July 2003, and was completed based on prior data collected before the current exploration efforts of the Corporation at São Vicente. The results of the Feasibility Study confirm an increase in mineral reserves at São Vicente of 26%, with an increase in forecast gold production of 25% to 174,380 ounces. The initial plan for São Vicente contemplated treating São Vicente and São Francisco on a combined basis; however, the results of the Feasibility Study support the Corporation's later conclusion that São Vicente can be constructed as a stand-alone project. Based on positive results to date from continuing exploration at São Vicente, the Corporation has decided to defer a formal construction decision pending further exploration results.

Newly Discovered Area at Fazenda Brasileiro Mine

        In early June 2005, the Corporation announced the discovery of a new mineralized zone within the Fazenda Brasileiro mine in Bahia State, Brazil. Results for the first seven of 22 drill holes were provided and all seven holes hit high grade intercepts starting at 48 metres depth and located generally within 50 metres of existing mine workings. This C-Quartz discovery cross cuts the mine sequence and represents an entirely new target type for the mine. The C-Quartz structure is currently being explored with a two-phase drilling program with results from the first phase expected in August 2005. Although these results are very encouraging, there is currently not enough data to support a reserve or resource estimate at C-Quartz, and the Corporation cannot ensure that this discovery will result in additional reserves or resources at Fazenda Brasileiro.

Exploration Update

        The Corporation's exploration efforts in Brazil include: (i) further drilling at Ernesto, a property located approximately 65 kilometres south of the Corporation's São Francisco project, after an initial resource estimate was determined (measured and indicated resources of 845,566 tonnes at an average grade of 8.07 grams of gold per tonne and an inferred resource of 510,646 tonnes at a grade of 5.98 grams of gold per tonne); and (ii) further drilling and bulk sampling at São Vicente Deep South and at Maria Preta. Ernesto and São Vicente Deep South are high priority targets on the Corporation's 750,000 hectares of mineral claims on the Santa Elina Gold Belt. Maria Preta is one of eight priority targets on the Corporation's 150,000 hectares of mineral claims on the Rio Itapicuru Greenstone Belt.

Loan Update

        On April 29, 2005, the Corporation drew down under its previously announced $100 million loan facility and the lender advanced the funds. The funds are in escrow for the benefit of the Corporation pending perfection and registration of security interests and receipt of certain authorizations, approvals and opinions relating to the perfection and registration of such security interests. The period for perfection and registration of security will vary depending on the collateral class and registration process, although registration is expected to occur in the ordinary course. To accommodate the applicable registration process, the Corporation and the lender under the facility have provided for a two-staged release from escrow. The escrow release period for the first $70 million is expected within one month. The balance of $30 million, which relates to security with respect to the São Vicente Mine and the São Francisco Mine, is expected within three to six months. Interest on the $30 million balance is at a reduced rate to the normal loan terms until the release of funds.

        The loan is governed by an amended and restated trust indenture and a supplemental trust indenture between the Corporation and BNY Trust Company of Canada, each dated as of April 19, 2005, which provide for the creation of the loan facility.

Appointment of New Director

        On June 16, 2005, Nigel Lees was appointed as a director of the Corporation. Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of Sage Gold Inc., a public precious metals exploration company. Mr. Lees is also a director of Patricia Mining Corp. and URSA Major Minerals Incorporated, each of which is a TSX Venture Exchange-listed mining company.

WARRANT AMENDMENT

Warrant Indenture

        The Warrants were created and issued pursuant to the terms of the Warrant Indenture entered into between the Corporation and the Warrant Agent dated as of July 31, 2003, as amended by supplemental indenture dated August 12, 2003. The Warrant Indenture was entered into on July 31, 2003 in connection with the private placement of subscription receipts of the Corporation, which receipts were subsequently exchanged for 23,125,000 Warrants and 46,250,000 Common Shares. Subsequently, on August 12, 2003, the Warrant Indenture was amended by supplemental indenture to provide for the issuance of 17,442,856 Warrants to Santa Elina in connection with the Corporation's acquisitions from Santa Elina of the São Francisco, São Vicente and Fazenda Nova/Lavrinha properties and the Chapada copper-gold project in Brazil. See "Background and Reasons for the Warrant Amendment".

        Pursuant to the terms of the Warrant Indenture, each Warrant entitles the holder thereof to purchase one Common Share at the Exercise Price (subject to adjustment in the case of certain corporate events), at any time prior to 5:00 p.m. (Toronto time) on July 31, 2008, after which time the Warrants will expire and become null and void. The Warrant Indenture is available for review under Yamana's profile at www.sedar.com.

        The Warrant Indenture provides the Warrantholders with the power, exerciseable by "extraordinary resolution" (as hereinafter defined) to, among other things, agree with the Corporation to any modification, alteration, compromise or arrangement of the rights of Warrantholders. The Warrant Indenture defines an "extraordinary resolution" to mean a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the terms of the Warrant Indenture at which there are present, in person or by proxy, Warrantholders representing at least 25% of the aggregate number of all then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of all of the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution. See "Warrantholder Meeting".

Supplemental Indenture

        Immediately upon obtaining all necessary approvals, including the requisite Warrantholder approval and the requisite shareholder approval discussed elsewhere in this short form prospectus, the Corporation proposes to enter into the Supplemental Indenture to provide, among other things, that:

  (i)
  each Warrant exercised during the Early Exercise Period shall entitle the holder thereof to acquire an additional 0.0356 of a Common Share in addition to the one Underlying Share otherwise issuable upon the exercise of the Warrants; and

  (ii)
  in the event that at least 66 2/3% of the Warrants outstanding on the date of the Warrant Amendment have been exercised during the Early Exercise Period, each outstanding Warrant that has not been so exercised during the Early Exercise Period will be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a Common Share equal to: (A) 98% multiplied by 1.0356 (being the total number of Common Shares issued upon exercise of each Warrant during the Early Exercise Period) minus (B) the Exercise Price divided by the lesser of (i) the VWAP for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date. Any Warrants to be exchanged for Exchange Shares shall be automatically exchanged immediately following 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

Background and Reasons for the Warrant Amendment

        The Warrants were issued as part of a C$55.5 million private placement of subscription receipts of the Corporation completed on July 31, 2003 (the "2003 Private Placement"), in connection with the acquisition by the Corporation in August 2003 of the São Francisco, São Vicente and Fazenda Nova/Lavrinha properties and the Chapada project from Santa Elina and the Fazenda Brasileiro gold mine from CVRD. The terms and conditions of the Warrants were negotiated between the Corporation, and the agents thereof, and the subscribers involved in the 2003 Private Placement as part of the overall pricing negotiations.

        As of the date hereof, 40,567,656 Warrants are issued and outstanding, of which 16,161,189, representing approximately 39.8%, are held by insiders of the Corporation (including 15,942,856 Warrants held by Santa Elina). As of the date hereof, 123,453,752 Common Shares are issued and outstanding, of which 26,825,091, representing approximately 21.7%, are held by insiders of the Corporation (including 24,035,713 Common Shares held by Santa Elina).

        From time to time, since the creation and issuance of the Warrants, management of the Corporation has reviewed its capital structure and considered the possibility of the early exercise of the Warrants in order to simplify the capital structure of the Corporation. This was motivated, in part, by the unusually high percentage of Common Shares issuable upon the exercise of the Warrants as compared to the issued and outstanding Common Shares, and, in part, by the desire to align the Corporation's capital needs with the proceeds from the exercise of the Warrants. The Corporation began giving more serious consideration to the possibility of encouraging the early exercise of the Warrants in recent months when it became clear that the trading pattern of the Warrants was substantially the same as the trading pattern of the Common Shares, and that the trading price of the Warrants did not include a significant option value component in addition to the intrinsic or the "in-the-money" value normally associated with warrant trading prices. Further, the market for the Warrants was and continues to be relatively illiquid, and the Warrants have begun to trade effectively as the underlying Common Shares. The following chart compares the trading value and the intrinsic value of the Warrants for the period from January 1, 2005 to June 16, 2005, the last trading day prior to the date of the announcement of the Warrant Amendment.

Yamana Warrants Average Monthly Premium
(January 1, 2005 to June 16, 2005)

	Trading Price	Intrinsic Value	Percentage of Premium to Intrinsic Value
	(C$)(1)	(C$)(2)	(%)
January	$2.43	$2.18	11.6%
February	$2.84	$2.67	6.3%
March	$2.71	$2.68	1.1%
April	$2.44	$2.31	5.7%
May	$2.43	$2.23	8.8%
June(3)	$3.10	$2.96	4.5%

(1)
Volume weighted average trading price of the Warrants.

(2)
Volume weighted average trading price of the Common Shares less the Exercise Price.

(3)
June 1st to June 16, 2005.

        Management presented the idea of the early exercise of the Warrants to the directors of the Corporation on a number of occasions, and on June 9, 2005, the directors of the Corporation met to discuss the proposed terms and the merits of the transaction. On June 16, 2005, the directors of the Corporation met again to receive and consider the submission of the Warrant Amendment to Disinterested Warrantholders (as hereinafter defined) and Disinterested Shareholders (as hereinafter defined) for their approval. During the 20 trading days prior to June 17, 2005, the date of the announcement of the Warrant Amendment, the average closing price of the Common Shares on the TSX was C$4.13 and the average closing price of the Warrants on the TSX was C$2.73, which represents a C$0.10 premium to the average "in-the-money" value of the Warrants in the same period. The average daily trading volume on the TSX and the AMEX for the Warrants for the 20 trading days prior to June 17, 2005, the date of the announcement of the Warrant Amendment, was 339,700 (resulting from 251 trades) as compared to the average daily trading volume on the TSX and the AMEX for the Common Shares 1,227,998 (resulting from 11,079 trades) during the same period.

        The Corporation believes that the transaction contemplated would have the following benefits to the Corporation, the Shareholders and the Warrantholders:

  (a)
  the early exercise of the Warrants would simplify the capital structure of the Corporation and bring it in line with the capital structures of industry peers;

  (b)
  in the event that all of the Warrants are exercised during the Early Exercise Period, the Corporation would receive gross proceeds of approximately C$60,851,484;

  (c)
  the early exercise of the Warrants would align the Corporation's capital needs with the proceeds of the exercise of the Warrants, as the Corporation is currently developing its mineral properties; whereas, by the current expiry date of the Warrants of July 31, 2008, the Corporation expects to be generating strong cash flow from its operations;

  (d)
  assuming the cost of financing alternatives, the net present value differential of the proceeds under the transaction contemplated versus the status quo more than offsets the costs associated with completing the transaction, thereby providing value to Shareholders;

  (e)
  the estimated expenses of the Warrant Amendment of C$1,600,000 are significantly less than the estimated expenses and underwriting fees which would be incurred with an equity financing such as a public offering or private placement;

  (f)
  from the perspective of the Shareholders of the Corporation, the aggregate of approximately C$6,490,825 of premium (based on a premium of C$0.16 multiplied by 40,567,656 Warrants) to Warrantholders and C$1,600,000 of estimated expenses is equivalent to borrowing from the proceeds at maturity of the Warrants in 2008 at an annual rate of less than 5%, which management believes is an attractive costs of funds;

  (g)
  in the event that all of the Warrants are exercised during the Early Exercise Period, the additional dilution to existing Shareholders would be less than 1% of the number of outstanding Common Shares on a fully-diluted basis;

  (h)
  the early exercise of the Warrants would increase the Corporation's public float, which should have the corresponding effect of potentially increasing the trading liquidity of the Common Shares;

  (i)
  the early exercise of the Warrants would provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares versus the relatively illiquid trading market for the Warrants immediately, instead of three years from now; and

  (j)
  the Warrant Amendment provides Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the "in-the-money" value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendment.

Fairness Opinion

        In connection with the proposed Warrant Amendment, the Corporation has engaged BMO NB to act as Financial Advisor to the directors of the Corporation in connection with the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders, and to provide an opinion (the "Fairness Opinion") as to the fairness of the issuance of the Early Exercise Shares and the Exchange Shares, from a financial point of view, to the Warrantholders, excluding insiders (including Santa Elina) of the Corporation, (the "Disinterested Warrantholders") and to the Shareholders, excluding insiders (including Santa Elina), of the Corporation. See "Financial Advisor and Soliciting Dealer Group".

        The Financial Advisor determined that the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders would be fair, from a financial point of view, to Disinterested Warrantholders if the probable aggregate value of the Underlying Shares, Early Exercise Shares and Exchange Shares to be issued to Warrantholders pursuant to the Supplemental Indenture following the Warrant Amendment would exceed the probable aggregate value available to the Warrantholders in respect of their Warrants, if the Corporation were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the "Status Quo Alternative"). The Financial Advisor did not take into account any tax considerations or the possibility of a tax liability in connection with the Warrant Amendment or the disposition of Warrants by Warrantholders.

        The Financial Advisor also considered that the issuance of Early Exchange Shares and Exchange Shares to Warrantholders, would be fair, from a financial point of view, to the Shareholders, excluding insiders (including Santa Elina) of the Corporation, if the probable aggregate value of the Common Shares to holders as at the date of the Financial Advisor's advice, after the issuance of Early Exchange Shares and Exchange Shares to Warrantholders, would exceed the probable aggregate value available to the Shareholders on such date under the Status Quo Alternative.

        The Fairness Opinion is dated as of June 28, 2005 and was delivered to the board of directors of the Corporation. Based upon and subject to the assumptions made and the matters considered in the Fairness Opinion, the Financial Advisor is of the opinion that, as of June 28, 2005, the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders is fair, from a financial point of view, to the Disinterested Warrantholders and the Shareholders of the Corporation, excluding insiders (including Santa Elina). The Fairness Opinion is based upon a variety of factors and assumptions and must be considered as a whole. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. A copy of the Fairness Opinion is attached as Schedule "B" to the management information circular of the Corporation dated June 28, 2004 prepared in connection with the Meeting of

Warrantholders to be held on July 28, 2005, which management information circular is incorporated by reference herein. The Fairness Opinion should be read in its entirety.

Recommendation of the Directors of the Corporation

        The material factors considered by the directors of the Corporation which provided support for the conclusion that the issuance of the Early Exercise Shares and the Exchange Shares is fair, from a financial point of view, to Shareholders, excluding insiders (including Santa Elina), of the Corporation and Disinterested Warrantholders were:

  (a)
  in the event that holders of all Warrants exercise their Warrants during the Early Exercise Period, the Corporation would issue an additional 1,444,209 Common Shares to Warrantholders representing only 0.8% of the outstanding Common Shares on a fully-diluted basis;

  (b)
  the Warrant Amendment provides Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the "in-the-money" value of the Warrants and the trading price of the Warrants prior the announcement of the Warrant Amendment;

  (c)
  the Fairness Opinion to the directors of the Corporation provides that the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders is fair, from financial point of view, to the Disinterested Warrantholders and the Shareholders, excluding insiders (including Santa Elina) of the Corporation, where fairness is defined only from the perspective that the proposal provides probable additional value versus the status quo for each of the securityholder groups;

  (d)
  in order to be effective, the Warrant Amendment must be approved at a meeting of Warrantholders by not less than 66 2/3% of the votes cast thereat by Warrantholders and a majority of the votes cast thereat by Disinterested Warrantholders;

  (e)
  pursuant to the requirements of the TSX, the Warrant Amendment must be approved at a meeting of Disinterested Shareholders of the Corporation by a majority of votes cast thereat;

  (f)
  in the event that not less than 66 2/3% of the outstanding Warrants are exercised during the Early Exercise Period, holders of unexercised Warrants will receive Common Shares in exchange for their Warrants at a premium to the "in-the-money" value of the Warrants without payment of additional consideration or the Exercise Price; and

  (g)
  in the event that less than 66 2/3% of the outstanding Warrants are exercised during the Early Exercise Period, each unexercised Warrant will continue to entitle the holder to acquire one Common Share at the Exercise Price until July 31, 2008.

        In light of the number and variety of factors considered by the directors of the Corporation in connection with their evaluation of the issuance of the Early Exercise Shares and the Exchange Shares, the directors did not find it practicable to assign relative weights to the foregoing factors; accordingly, they did not do so.

        In order to arrive at its recommendations, the directors of the Corporation obtained the advice of its legal counsel and the Financial Advisor, completed a detailed examination of the terms and conditions of the Warrant Amendment and completed a detailed examination of the Fairness Opinion.

        The directors of the Corporation, excluding Mr. Juvenal Mesquita who is also a representative of Santa Elina and has declared his interest and abstained from voting on the transaction, have determined that the issuance of the Early Exercise Shares and the Exchange Shares, as the case may be, is in the best interests of the Corporation and is fair, from a financial point of view, to Shareholders, excluding insiders (including Santa Elina), of the Corporation, and Disinterested Warrantholders. The directors of the Corporation (excluding Mr. Juvenal Mesquita) recommend that Disinterested Shareholders (as hereinafter defined) and Disinterested Warrantholders vote in favour of the Warrant Amendment.

Warrantholder Meeting

        Pursuant to the terms of the Warrant Indenture, the Corporation will hold a meeting of Warrantholders (the "Warrantholder Meeting") to seek the requisite approval for the Warrant Amendment. The meeting of Warrantholders has been scheduled to be held on July 28, 2005.

        Pursuant to the terms of the Warrant Indenture, approval of the Warrant Amendment requires the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of Warrants voted at the Warrantholder Meeting. Pursuant to the requirements of the TSX, the Warrant Amendment also requires the approval of a majority of the votes cast by Disinterested Warrantholders. As at the date hereof, insiders of the Corporation hold an aggregate of 16,161,189 Warrants, including 15,942,856 Warrants held by Santa Elina, representing approximately 39.8% of the outstanding Warrants. Pursuant to the terms of a support agreement entered into between Santa Elina and the Corporation, Santa Elina has agreed to vote its Warrants in favour of the Warrant Amendment, and has agreed to exercise or cause to be exercised all of the Warrants it holds during the Early Exercise Period. See "Plan of Distribution".

Shareholder Meeting

        Pursuant to the requirements of the TSX, the issuance of the Early Exercise Shares requires the approval of a majority of the votes cast by the Shareholders of the Corporation, excluding insiders (including Santa Elina) and each Shareholder who is also a Warrantholder (the "Disinterested Shareholders"), at a special meeting of Shareholders (the "Shareholder Meeting"). As at the date hereof, insiders of the Corporation hold an aggregate of 26,825,091 Common Shares, including 24,035,713 Common Shares held by Santa Elina, representing approximately 21.7% of the outstanding Common Shares. The Shareholder Meeting is expected to be held on July 28, 2005.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the Corporation's consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of the Corporation since December 31, 2004, the date of the audited consolidated financial statements of the Corporation's most recently completed financial year. The table should be read in conjunction with the consolidated financial statements of the Corporation, including the notes thereto, and management's discussion and analysis incorporated by reference in this short form prospectus.

	As at December 31, 2004	As at March 31, 2005 Before Giving Effect to the Exercise of the Warrants	As at March 31, 2005 After Giving Effect to the Exercise of the Warrants(1)(5)(6)
Common Shares	$147,407,000	$147,641,000	$203,746,128	(2)
(Authorized — unlimited)	(122,286,716 shares)	(122,398,529 shares)	(164,410,394 shares)
Preference Shares	—	—	—
(Authorized — unlimited)	(Nil)	(Nil)	(Nil)
Common Share Purchase Options(3)	—	—	—
	(6,660,000 options)	(6,474,000 options)	(6,474,000 options)
Common Share Purchase Warrants(4)	10,864,000	10,864,000	3,301,789	(2)(5)
	(43,434,000 warrants)	(43,406,000 warrants)	(2,838,344 warrants)
Contributed Surplus	1,775,000	1,665,000	1,665,000
Retained Earnings	263,000	555,000	555,000

Total Capitalization	$160,309,000	$160,725,000	$209,267,917

(1)
After deducting expenses of the distribution, estimated to be C$1,600,000.

(2)
The proceeds were converted into U.S. dollars based on an exchange rate of 1.2206 as of July 15, 2005.

(3)
As of the date hereof, 7,876,967 common share purchase options are outstanding with an average exercise price of C$2.59.

(4)
Includes unlisted common shares purchase warrants of the Corporation.

(5)
Assumes the exercise of all Warrants.

(6)
On April 29, 2005, the Corporation drew on its previously announced $100 million financing commitment. See "The Corporation — Recent Developments".

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

        The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As at July 15, 2005, 123,453,751 Common Shares were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of Shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the directors of the Corporation at their discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. See "Plan of Distribution".

USE OF PROCEEDS

        Assuming that all of the outstanding Warrants are exercised during the Early Exercise Period, and that no adjustment based on the anti-dilution provisions contained in the Warrant Indenture has taken place, the gross proceeds to the Corporation will be C$60,851,484, and the net proceeds to the Corporation (after deducting the expenses of the distribution, including expenses relating to the preparation and filing of this short form prospectus, estimated to be C$1,600,000) will be approximately C$59,251,484. In the event that less than all of the Warrants are exercised during the Early Exercise Period, and, as a result, the Corporation issues Exchange Shares in exchange for the remaining Warrants, the proceeds to the Corporation will be less than the proceeds that would have been received had all Warrants been exercised during the Early Exercise Period.

        The net proceeds to the Corporation of the distribution will be used by the Corporation for the advancement and development of its mineral properties, potential acquisitions, exploration activities and for general corporate purposes. The Corporation's actual use of the net proceeds may vary depending on the Corporation's operating and capital needs from time to time.

PLAN OF DISTRIBUTION

Early Exercise Shares

        This short form prospectus is being filed to qualify the distribution of up to 1,444,209 Early Exercise Shares issuable to Warrantholders upon the exercise of Warrants during the Early Exercise Period. The Early Exercise Shares qualified by this short form prospectus will only be issued if a Warrantholder exercises his or her Warrants during the Early Exercise Period. This prospectus also qualifies the distribution in each of the provinces of Canada of the rights to acquire the Early Exercise Shares to the Warrantholders pursuant to the Warrant Amendment.

Exchange Shares

        This short form prospectus is also being filed to qualify the distribution of the Exchange Shares issuable to Warrantholders in exchange for Warrants not exercised during the Early Exercise Period. The Exchange Shares qualified by this short form prospectus will only be issued if not less than 66 2/3% of the Warrants are exercised within the Early Exercise Period. The fraction of a Common Share issued in exchange for each Warrant shall be equal to: (A) 98% multiplied by 1.0356 (being the total number of Common Shares issued upon exercise of each Warrant during the Early Exercise Period) minus (B) the Exercise Price divided by the lesser of (i) the VWAP for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date. Assuming that the lesser of the VWAP for the five trading days ending on the Early Exercise Expiry Date and the closing price of the Common Shares on the TSX on the Early Exercise Expiry Date is C$4.50, (i) each Warrant not exercised during the Early Exercise Period will automatically be exercised for 0.6816 of a Common Share and (ii) in the event that 66 2/3% of the Warrants

(but no more) are exercised during the Early Exercise Period, a maximum of 9,216,358 Common Shares will be issued in exchange for the 13,522,552 Warrants not exercised during the Early Exercise Period. Any Warrants to be exchanged for Exchange Shares shall be automatically exchanged immediately following 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

Underlying Shares

        In addition, this short form prospectus is being filed to register, in the United States, under the multijurisdictional disclosure system, the Underlying Shares that are currently issuable upon exercise of the Warrants. Each Warrant is currently exercisable at the Exercise Price to acquire one Common Share in the capital of the Corporation at any time prior to 5:00 p.m. (Toronto time) on July 31, 2008.

Fractional Common Shares

        The Corporation shall not be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise or exchange of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive upon the exercise of a Warrant a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares.

Share Certificates

        If, as and when issued, share certificates representing the Subject Shares shall be registered in the name of the Warrantholder of record maintained by the Warrant Agent at its principal offices in Toronto, Ontario, and will be delivered to such registered Warrantholder at the address of record.

Financial Advisor

        In connection with the proposed issuance of the Early Exercise Shares and the Exchange Shares, the Corporation engaged BMO NB as Financial Advisor to provide, among other things, the Fairness Opinion to the directors of the Corporation as to the fairness of the issuance of the Early Exercise Shares and the Exchange Shares from a financial point of view, to the Disinterested Warrantholders and the Shareholders, excluding insiders (including Santa Elina). See "Fairness Opinion". In addition to providing the Fairness Opinion, the general services covered by the Financial Advisor's engagement include providing analysis and advice to the Corporation in connection with the Warrant Amendment, assisting management with marketing and participating in the preparation and review of documentation in connection with the Warrant Amendment. BMO NB has also been engaged by the Corporation to act as soliciting dealer manager on behalf of the Corporation in connection with soliciting affirmative votes of the Warrantholders and the Shareholders in connection with the approval of the issuance of the Early Exercise Shares and the Exchange Shares, and to solicit Warrantholders to exercise their Warrants during the Early Exercise Period. The Corporation has agreed to pay to BMO NB certain financial advisory fees comprised of a minimum fee of C$200,000, and additional fees of up to C$500,000.

        The Corporation and BMO NB entered into a fiscal advisory agreement (the "Fiscal Advisory Agreement") dated as of July 18, 2005, in connection with the distribution of the Early Exercise Shares and the Exchange Shares. The Fiscal Advisory Agreement provides, among other things, that the Corporation will indemnify BMO NB and its directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that BMO NB may be required to make in respect thereof.

Santa Elina Support Agreement

        In connection with the proposed Warrant Amendment, the Corporation has entered into a support agreement (the "Santa Elina Agreement") with Santa Elina dated as of June 16, 2005, pursuant to which Santa Elina has agreed: (i) to vote in favour of the proposed issuance of the Early Exercise Shares and the Exchange Shares, as the case may be; (ii) to exercise or cause to be exercised all of its 15,942,856 Warrants, representing approximately 39.3% of the outstanding Warrants, during the Early Exercise Period; (iii) that, in the event that it transfers or sells all or a portion of its Warrants, it will cause the transferee or purchaser to agree to be bound by the terms, conditions, obligations, representations, warranties and covenants of the Santa Elina Agreement; and (iv) that it will use reasonable efforts to sell, trade or otherwise dispose of such number of Common Shares or Warrants so that it will not exceed its current percentage equity interest in the Company of 19.5% upon exercise of its Warrants during the Early Exercise Period. See "Warrantholder Meeting" and "Shareholder Meeting".

Listing of Common Shares and Warrants

        The TSX has conditionally approved the listing of the Early Exercise Shares and the Exchange Shares, subject to the Corporation fulfilling the listing requirements of the TSX. The Corporation has applied to list the Early Exercise Shares and the Exchange Shares on the AMEX and anticipates receiving listing approval from the AMEX upon the Corporation receiving the requisite approvals from the Shareholders and the Warrantholders. In the event that a significant number, but less than 66 2/3%, of the Warrants are exercised, there is no assurance that the Corporation will continue to meet the continued listing requirements of the TSX and the AMEX in respect of the listing of the Warrants and, in such case, the Warrants may be delisted by the TSX or the AMEX, as the case may be.

PRICE RANGES AND TRADING VOLUMES

Common Shares

        The following table sets forth the volume of trading and closing price ranges of the Common Shares on the TSX and the AMEX since April 1, 2004:

Period	High (TSX/AMEX)	Low (TSX/AMEX)	Aggregate TSX/AMEX Volume
2004
April	C$4.50/$3.42	C$2.90/$2.09	10,043,000/5,542,000
May	C$3.39/$2.40	C$2.75/$1.92	10,005,000/5,032,000
June	C$3.21/$2.37	C$2.43/$1.78	11,048,000/3,716,000
July	C$3.35/$2.56	C$2.67/$2.05	6,978,000/2,604,000
August	C$3.13/$2.42	C$2.62/$1.98	5,835,000/3,393,000
September	C$3.25/$2.65	C$2.67/$2.08	8,260,000/4,456,000
October	C$3.77/$3.05	C$3.40/$2.73	10,541,000/4,553,000
November	C$3.86/$3.26	C$3.36/$2.75	11,916,000/5,282,000
December	C$3.75/$3.05	C$3.30/$2.72	9,590,000/6,891,000
2005
January	C$3.85/$3.18	C$3.38/$2.77	12,250,000/4,063,000
February	C$4.55/$3.71	C$3.84/$3.12	11,061,000/11,296,000
March	C$4.41/$3.62	C$3.78/$3.10	26,762,000/9,028,000
April	C$4.15/$3.36	C$3.52/$2.84	6,134,000/4,688,000
May	C$4.10/$3.27	C$3.40/$2.71	9,545,000/5,146,000
June	C$4.68/$3.82	C$4.20/$3.36	19,457,000/7,971,000
July	C$4.95/$4.14	C$4.51/$3.73	3,484,000/3,468,000

(1)
From July 1, 2005 to July 15, 2005.

Warrants

        The following table sets forth the volume of trading and closing price ranges of the Warrants on the TSX and the AMEX since April 1, 2004:

Period	High (TSX/AMEX)	Low (TSX/AMEX)	Aggregate TSX/AMEX Volume
2004
April	C$3.12/$1.87	C$1.95/$1.10	2,316,000/28,000
May	C$2.15/$1.11	C$1.75/$0.94	238,000/3,000
June	C$2.10/$1.11	C$1.25/$0.94	1,080,000/9,000
July	C$2.10/$1.21	C$1.60/$0.94	59,000/6,000
August	C$2.09/$1.21	C$1.60/$1.06	89,000/1,000
September	C$2.05/$1.41	C$1.60/$1.06	883,000/1,000
October	C$2.43/$1.57	C$2.05/$1.41	402,000/11,000
November	C$2.50/$1.86	C$2.03/$1.42	1,152,000/18,000
December	C$2.40/$1.86	C$2.11/$1.63	1,460,000/9,000
2005
January	C$2.50/$1.65	C$2.09/$1.42	4,541,000/7,000
February	C$3.10/$2.03	C$2.50/$1.42	1,379,000/16,000
March	C$2.99/$2.20	C$2.39/$1.65	5,398,000/30,000
April	C$2.74/$1.65	C$2.08/$1.38	189,000/22,000
May	C$2.68/$1.81	C$2.10/$1.21	2,847,000/25,000
June	C$3.24/$2.15	C$2.75/$1.82	6,703,000/22,000
July	C$3.61/$2.45	C$3.21/$2.06	177,000/2,000

(1)
From July 1, 2005 to July 15, 2005.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, the following is a summary of the principal Canadian federal income tax considerations as of the date hereof generally applicable under the Income Tax Act (Canada) (the "Tax Act") to a Warrantholder arising from and relating to the Supplemental Indenture and who exercises or disposes of Warrants and acquires, holds and disposes of Common Shares (including the Subject Shares). This summary is applicable to a Warrantholder who, for purposes of the Tax Act, deals at arm's length and is not affiliated with the Corporation and holds the Warrants and will hold any Common Shares as capital property. Generally, Warrants and Common Shares will be considered to be capital property to a holder provided that the holder does not hold such security in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

        This summary is not applicable to a Warrantholder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" or a Warrantholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). In addition, this summary does not address the deductibility of interest by a Warrantholder who has borrowed money to acquire Warrants.

        This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), the current provisions of the Canada-United States Income Tax Convention (1980) (the "Convention") and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.

        This summary is not exhaustive of all possible Canadian federal tax considerations and is not intended to be legal or tax advice to any particular Warrantholder. Warrantholders should consult their own tax advisors for advice with respect to the tax consequences based on their particular circumstances.

Warrantholders Resident in Canada

        The following portion of the summary is generally applicable to a Warrantholder who at all relevant times for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada (a "Resident Warrantholder"). Certain Resident Warrantholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat the Subject Shares, and all other "Canadian securities" as defined in the Tax Act, as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Amendment of Warrant Indenture

        Although the matter is not free from doubt, counsel is of the view that the amendments contained in the Supplemental Indenture would not constitute substantial changes to the fundamental terms of the Warrants and accordingly will not result, in and of themselves, in a disposition of the Warrants by holders. In the event that the amendments contained in the Supplemental Indenture were considered fundamental so that their adoption result in a disposition of the Warrants and an acquisition of new warrants, then the holder would realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Warrant. The proceeds of disposition for the Warrants and the cost of any new warrants would be equal to the fair market value of the new warrants received at the time the Supplemental Indenture becomes effective. The taxation of capital gains and capital losses is discussed below under "Capital Gains and Capital Losses".

Exercise of Warrants

        No gain or loss will be realized by a holder upon the exercise of a Warrant. When a Warrant is exercised and Common Shares (including any Early Exercise Shares) are acquired, the cost to the holder of the Common Shares thus acquired will be the aggregate of the adjusted cost base, for that holder, of the Warrant and the price paid for the Common Shares upon exercise of the Warrant. The cost to a Resident Warrantholder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the Resident Warrantholder as capital property at the time of the exercise of the Warrant.

Expiry of Warrants

        The expiry of a Warrant will generally result in a capital loss to the Resident Warrantholder equal to the adjusted cost base of the Warrant to the Resident Warrantholder immediately before its expiry.

Disposition of Warrants and Common Shares

        If the amendments contained in the Supplemental Indenture are approved and holders of more than 66 2/3% of the outstanding Warrants exercise their Warrants during the Early Exercise Period, then the Corporation will acquire any remaining outstanding Warrants for Exchange Shares. A Resident Warrantholder who disposes of Warrants (other than upon exercise) to the Corporation for Exchange Shares pursuant to the Supplemental Indenture will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition for the Warrants, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Warrantholder of the Warrants. The proceeds of disposition for such Warrants would be equal to the fair market value of the Exchange Shares received and the cost of the Exchange Shares to the Resident Warrantholder would be equal to such fair market value. The taxation of capital gains and capital losses is discussed below under "Capital Gains and Capital Losses".

        In general, a disposition, or a deemed disposition, of a Warrant (other than on the exercise or expiry thereof) or a Common Share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant or Common Share, net of any reasonable costs of disposition, exceed

(or are less than) the adjusted cost base to the holder of the Warrant or Common Share, respectively. In the event a Resident Warrantholder who acquires Common Shares also holds other Common Shares, the adjusted cost base of the Common Shares will be determined by averaging the adjusted cost base of all the Common Shares of that Resident Warrantholder held as capital property. The taxation of capital gains and capital losses is discussed below under "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

        Generally, one-half of a capital gain must be included in income as a taxable capital gain for the year of the disposition and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the Resident Warrantholder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the detailed rules contained in the Tax Act). Capital gains realized by an individual, other than certain specified trusts, will be relevant in computing possible liability under the alternative minimum tax.

        In general, in the case of a Resident Warrantholder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares. Resident Warrantholders to whom these rules may be relevant should consult their own tax advisors.

        A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Dividends

        Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. A Resident Warrantholder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

Warrantholders Resident in the United States

        The following summary is generally applicable to Warrantholders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Warrants or Common Shares; (ii) do not use or hold the Warrants and Common Shares in carrying on a business in Canada; and (iii) are residents of the United States for purposes of the Convention ("U.S. Holders"). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere.

Disposition of Warrants and Common Shares

        A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Warrants or Common Shares provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Warrants or Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Corporation owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length, or by the U.S. Holder together with such persons.

        A U.S. Holder's capital gain (or capital loss) in respect of Common Shares or Warrants that constitute or are deemed to constitute taxable Canadian property (and are not "treaty-protected property" as defined for purposes of the Tax Act) will generally be computed in the manner described above under "Warrantholders Resident in Canada — Disposition of Warrants and Common Shares".

        Even if the Warrants or Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Warrants or Common Shares will not be included in computing the Non-Resident Holder's income for the purposes of the Tax Act if the Warrants and Common Shares constitute "treaty-protected property". Warrants and Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under Part I of the Tax Act. U.S. Holders whose Warrants or Common Shares are taxable Canadian property should consult their own tax advisors.

Dividends

        Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder on the Common Shares generally will be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns at least 10% of the voting shares of the Corporation.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares received on the exercise of the Warrants.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Preliminary Short Form Prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Warrants or Common Shares, as the case may be, that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

        For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Warrants or Common Shares, as the case may be, other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the exercise, disposition, and lapse of Warrants or the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax consequences of the exercise, disposition, and lapse of Warrants or the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Warrants or Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Warrants or Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Warrants or Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Corporation. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares.

        If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Warrants or Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

        This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares. (See "Canadian Federal Income Tax Matters" above).

U.S. Federal Income Tax Consequences of the Exercise, Disposition, and Lapse of Warrants

        A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share. A U.S. Holder's initial tax basis in the Common Share received on the exercise of a Warrant generally should be equal to the sum of (a) such U.S. Holder's tax basis in such Warrant plus (b) the Exercise Price paid by such US. Holder on the exercise of such Warrant. A U.S. Holder's holding period for the Common Share received on the exercise of a Warrant generally should begin on the day after the date that such Warrant is exercised by such U.S. Holder. However, if a Warrant is exchanged for a Common Share (without the payment of the Exercise Price), the U.S. Holder's initial tax basis in the Common Share received in exchange for such Warrant generally should be equal to such U.S. Holder's tax basis in such Warrant, and the U.S. Holder's holding period for the Common Share received in exchange for such Warrant may include the period that such Warrant was held by such U.S. Holder. Each U.S. Holder that receives a Common Share in exchange for a Warrant (without the payment of the Exercise Price), should consult its own financial advisor, legal counsel, or accountant regarding the holding period for the Common Share received in exchange for such Warrant.

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Warrant sold or otherwise disposed of. Subject to passive foreign investment company rules (See "Passive Foreign Investment Company"), any such gain or loss generally should be a capital gain or loss (provided that the Common Share to be issued on the exercise of such Warrant would have been a capital asset if acquired by the U.S. Holder). Any such capital gain or loss will be short-term capital gain or loss or long-term capital gain or loss, depending on whether the Warrants are held for more than one year.

        Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder's tax basis in the Warrant. Any such loss generally should be a capital loss (provided that the Common Share to be issued on the exercise of such Warrant would have been a capital asset if acquired by the U.S. Holder). Any such capital loss will be short-term capital loss or long-term capital loss, depending on whether the Warrants are held for more than one year.

        The grant of the right to acquire the Early Exercise Shares may be treated as a constructive distribution of the Early Exercise Shares under Section 305 of the Code, which could result in a taxable distribution to a U.S. Holder of the Warrants, depending on the circumstances (for example, if cash is distributed to holders of Common Shares within 36 months of the date of the Warrant Amendment). It is also possible that the IRS will take the position that the receipt of the Early Exercise Shares is (a) an actual distribution of the Early Exercise Shares under Section 305 of the Code, which could result in a taxable distribution to any U.S. Holder that receives the Early Exercise Shares, depending on the circumstances (for example, if cash is distributed to holders of the Common Shares within 36 months of the date that the Early Exercise Shares are received) or (b) a taxable fee for exercising the Warrants during the Early Exercise Period. (See more detailed discussion of the rules applicable to distributions made by the Corporation at "Distributions on Common Shares" below). Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the grant of the right to acquire the Early Exercise Shares and the receipt of the Early Exercise Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

        For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

        The Corporation generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Corporation is incorporated in a possession of the U.S., (b) the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a "passive foreign investment company" (as defined below) for the taxable year during which the Corporation pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

        As discussed below, the Corporation does not believe that it was a "passive foreign investment company" for the taxable years ended December 31, 2003 or December 31, 2004, and does not expect that it will be a "passive foreign investment company" for the taxable year ending December 31, 2005. (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its "passive foreign investment company" status or that the Corporation will not be a "passive foreign investment company" for the current or any future taxable year. Accordingly, although the Corporation expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Corporation concerning its QFC status, that the Corporation will be a QFC for the current or any future taxable year, or that the Corporation will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

        If the Corporation is not a QFC, a dividend paid by the Corporation to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

        The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

        Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

        Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

        A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income). Dividends paid by the Corporation generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income." However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive income" and "general income" (and the other categories of income, including "financial services income," are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

        Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such

U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

        If the Corporation is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

        The Corporation generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Corporation is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Corporation (a "10% Shareholder").

        If the Corporation is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Corporation and (b) such 10% Shareholder's pro rata share of the earnings of the Corporation invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Corporation that are attributable to such Common Shares. If the Corporation is both a CFC and a "passive foreign investment company" (as defined below), the Corporation generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

        The Corporation does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Corporation will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

        The Corporation generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Corporation for such taxable year is passive income or (b) 50% or more of the assets held by the Corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Corporation is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

        For purposes of the PFIC income test and assets test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

        If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Corporation as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

        Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

        A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the "net capital gain" of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of the Corporation, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation.

        Under temporary Treasury Regulations, a person that holds an option, warrant, or other right to acquire shares of a PFIC may not make a QEF Election that will apply to either (a) the option, warrant, or other right or (b) the shares of the PFIC subject to the option, warrant, or other right. In addition, under proposed Treasury Regulations, if a person holds an option, warrant, or other right to acquire shares of a PFIC, the holding period with respect to the shares of the PFIC acquired on the exercise of such option, warrant, or other right will include the period that the option, warrant, or other right was held.

        Accordingly, if the Corporation qualifies as a PFIC, a U.S. Holder of the Warrants may not make a QEF Election that will apply to either the Warrants or the Common Shares subject to the Warrants. The general effect of these special rules is that (a) excess distributions paid on the Common Shares received on exercise of the Warrants, and gains recognized on the sale or other taxable disposition of the Common Shares received on exercise of the Warrants, will be spread over a U.S. Holder's entire holding period for such Warrants and Common Shares (pursuant to the rules of Section 1291 of the Code discussed above) and (b) if a U.S. Holder makes a QEF Election on exercise of the Warrants and receipt of the Common Shares, that election generally will not be a timely QEF Election with respect to such Common Shares (and the rules of Section 1291 of the Code discussed above will continue to apply). It appears, however, that a U.S. Holder receiving Common Shares on the exercise of the Warrants should be eligible to make an effective QEF Election as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such Common Shares if such U.S. Holder also makes an election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on such date at fair market value. In addition, if the Corporation qualifies as a PFIC, a sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the application of the PFIC rules to the Warrants and the Common Shares received on exercise of the Warrants.

        A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a

Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

        The Corporation does not believe that it was a PFIC for the taxable years ended December 31, 2003 or December 31, 2004, and does not expect that it will be a PFIC for the taxable year ending December 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation will not be a PFIC for the current or any future taxable year.

        The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

RISK FACTORS

        The acquisition of securities being distributed under this short form prospectus involves a high degree of risk. Any prospective investor should carefully consider the risk factors set forth in the Annual Information Form, and all of the other information contained in this short form prospectus (including, without limitation, the documents incorporated by reference) before acquiring any of the securities distributed pursuant to this short form prospectus. The risks described therein are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

PROMOTER

        In connection with the reorganization of the business of the Corporation in 2003, Santa Elina received approximately 38.8% of the outstanding Common Shares, and, accordingly may be considered to be a promoter of the Corporation within the meaning of applicable securities legislation. As at the date hereof, Santa Elina holds 24,035,713 Common Shares, representing approximately 19.5% of the outstanding Common Shares of the Corporation, and 15,942,856 Warrants, representing approximately 39.3% of the outstanding Warrants of the Corporation. See "Warrantholder Meeting", "Shareholder Meeting" and "Santa Elina Support Agreement".

        Santa Elina is incorporated under the laws of a foreign jurisdiction or resides outside of Canada. Although Santa Elina has appointed Cassels Brock & Blackwell LLP as its agent for service of process in Canada, it may not be possible for investors to collect from Santa Elina, judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation.

LEGAL MATTERS

        Certain legal matters in connection with the securities offered hereby will be passed upon for the Corporation by Cassels Brock & Blackwell LLP, Canadian counsel for the Corporation, and by Dorsey & Whitney LLP, United States counsel to the Corporation. As of the date hereof, partners and associates of Cassels Brock & Blackwell LLP and partners and associates Dorsey & Whitney LLP, each as a group, own, directly or indirectly, in the aggregate, less than one percent of the outstanding Common Shares.

EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2004 and February 29, 2004 and for the financial period ended December 31, 2004, and the years ended February 29, 2004 and February 28, 2003 have been incorporated by reference in the registration statement on Form F-10 in reliance upon the report of Deloitte & Touche LLP, a firm of independent registered chartered accountants, incorporated by reference herein, and upon the authority of such firm given upon their authority as experts in accounting and auditing.

        The audited comparative financial statements of CVRD as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 have been incorporated by reference in the registration statement on Form F-10 in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of the said firm of experts in accounting and auditing.

        In addition, investors should refer to the section entitled "Interests of Experts" in the Annual Information Form that is incorporated by reference in this short form prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this short form prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference" in this short form prospectus, the Warrant Indenture, the consent of Deloitte & Touche LLP, PricewaterhouseCoopers LLP, Cassels Brock & Blackwell LLP, Dorsey & Whitney LLP and certain experts, and certain powers of attorney.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Corporation is a Canadian corporation with its principal place of business in Canada. The majority of its directors and officers are residents of Canada and all or a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws.

CONSENT OF
DELOITTE & TOUCHE LLP

        We have read the short form prospectus of Yamana Gold Inc. (the "Corporation") dated July 18, 2005 relating to the distribution of the Early Exercise Shares and the Exchange Shares to the holders of the outstanding Warrants of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated March 7, 2005 to the Shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and February 29, 2004 and the consolidated statements of operations, deficit and cash flows of the ten month period ended December 31, 2004 and the years ended February 29, 2004 and February 28, 2003.

Vancouver, British Columbia	DELOITTE & TOUCHE LLP
July 18, 2005	Chartered Accountants

CONSENT OF
PRICEWATERHOUSECOOPERS LLP

        We have read the short form prospectus of Yamana Gold Inc. (the "Corporation") dated July 18, 2005 relating to the distribution of the Early Exercise Shares and the Exchange Shares to holders of the outstanding Warrants of Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated August 15, 2003 to the directors of Companhia Vale do Rio Doce ("CVRD") on the balance sheets of the Fazenda Brasileiro gold mining operations division of CVRD as at December 31, 2002 and 2001 and the statements of income, cash flows and changes in net investment for each of the years in the three year period ended December 31, 2002. Our report is dated August 15, 2003.

Rio de Janeiro, Brazil	PRICEWATERHOUSECOOPERS LLP
July 18, 2005	Chartered Accountants

CERTIFICATE OF THE CORPORATION AND THE PROMOTER

Dated: July 18, 2005

        The short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value of the market price of the securities being distributed.

(Signed) PETER MARRONE Chief Executive Officer	(Signed) CHARLES MAIN Chief Financial Officer
On behalf of the Board of Directors
(Signed) VICTOR BRADLEY Director	(Signed) JUVENAL MESQUITA FILHO Director
The Promoter SANTA ELINA MINES CORPORATION

By: (Signed) PAULO CARLOS DE BRITO

C-1

CERTIFICATE OF THE AGENT

Dated: July 18, 2005

        To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities qualified by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities being distributed.

BMO NESBITT BURNS INC.

By: (Signed) JASON NEAL

C-2

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA"), Yamana Gold Inc. (the "Registrant") may indemnify a present or former director or officer of the Registrant or another individual who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. The Registrant may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant's request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from the Registrant as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done. The Registrant may advance moneys to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out above.

        The by-laws of the Registrant provide that, subject to the limitations contained in the CBCA, the Registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the corporation or such body corporate, if he acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        The by-laws of the Registrant provide that the Registrant may, subject to the limitations contained in the CBCA, purchase, maintain, or participate in insurance for the benefit of any director, officer, or certain other persons, as such against any liability incurred by him in his capacity as a director or officer of the Registrant or as a director or officer of any body corporate where he acts or acted in that capacity at the Registrant's request. The Registrant has purchased third party director and officer liability insurance.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

        The exhibits to this Registration Statement are listed in the Exhibit Index which appears elsewhere herein.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process

        Concurrently with the filing of the Registration Statement on Form F-10 on June 17, 2005, the Registrant filed with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, country of Canada, on July 18, 2005.

YAMANA GOLD INC.
By:	/s/ PETER MARRONE Peter Marrone President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ PETER MARRONE Peter Marrone	President, Chief Executive Officer and Director (principal executive officer)	July 18, 2005
/s/ CHARLES MAIN Charles Main	Vice President Finance and Chief Financial Officer (principal financial and accounting officer)	July 18, 2005
* Antenor Silva	Director	July 18, 2005
* James Askew	Director	July 18, 2005
* Victor Bradley	Chairman and Director	July 18, 2005
* Juvenal Mesquita Filho	Director	July 18, 2005
* Patrick Mars	Director	July 18, 2005
* By /s/ PETER MARRONE Peter Marrone Attorney-in-fact

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement Amendment, solely in the capacity of the duly authorized representative of Yamana Gold Inc. in the United States on July 18, 2005.

By:	/s/ MARTIN POMERANCE Martin Pomerance

EXHIBIT INDEX

Exhibits	Description
4.1	Renewal Annual Information Form of the Registrant dated March 28, 2005 for the period ended December 31, 2004 (as filed with the Commission on Form 40-F on March 31, 2005).
4.2	Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2004 and February 29, 2004 and for the ten-month period ended December 31, 2004, and the years ended February 29, 2004 and February 28, 2003 together with the report of the independent registered chartered accountants thereon, including a U.S. GAAP reconciliation (as filed with the Commission on Form 40-F on March 31, 2005).
4.3	Management's Discussion and Analysis of the Registrant for the period ended December 31, 2004 (as filed with the Commission on Form 40-F on March 31, 2005).
4.4	Unaudited interim comparative consolidated financial statements of the Registrant as at March 31, 2005 and for the three months then ended, with comparatives for the three months ended February 29, 2004, together with the notes thereto (as filed with the Commission on Form 6-K on June 15, 2005).
4.5	Management's Discussion and Analysis of the Registrant for the three months ended March 31, 2005 (as filed with the Commission on Form 6-K on June 15, 2005).
4.6	Audited comparative financial statements of the Fazenda Brasileiro Gold Mining Division of Companhia Vale do Rio Doce ("CVRD") as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the report of independent auditors thereon and the notes thereto, and the unaudited interim comparative financial statements of the Fazenda Brasileiro Gold Mining Division of CVRD as at June 30, 2003 and for the six months ended June 30, 2003 and 2002, together with the notes thereto (as filed with the Commission on Form 40-F on October 31, 2003).
4.7	Management Information Circular dated March 15, 2005 prepared in connection with the annual meeting of shareholders of the Registrant held on May 3, 2005, other than the sections entitled "Composition of the Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Corporate Governance Practices" (as filed with the Commission on Form 6-K on April 25, 2005).
4.8	Material Change Report of the Registrant dated May 12, 2005 (as filed with the Commission on Form 6-K on June 14, 2005).
4.9	Supplemental Warrant Indenture to be entered into by the Registrant and CIBC Mellon Trust Company supplementing the warrant indenture by and between the Registrant and CIBC Mellon Trust Company dated July 31, 2003, as supplemented by a supplemental warrant indenture dated August 12, 2003 (as filed with the Commission on Form 6-K on July 7, 2005).
4.10	Supplementary Information, dated as of November 2, 2004, relating to the technical report on the Registrant's Chapada Project.*
4.11	Material Change Report of the Registrant dated June 24, 2005 (as filed with the Commission on Form 6-K on June 28, 2005).
4.12	Management Information Circular dated June 28, 2005 prepared in connection with the special meeting of shareholder of the Registrant to be held on July 28, 2005 (as filed with the Commission on Form 6-K on July 7, 2005).
4.13	Management Information Circular dated June 28, 2005 prepared in connection with the meeting of Warrantholders of the Registrant to be held on July 28, 2005 (as filed with the Commission on Form 6-K on July 7, 2005).
5.1	Consent of Deloitte & Touche LLP.*
5.2	Consent of PricewaterhouseCoopers LLP.*
5.3	Consent of Cassels Brock & Blackwell LLP.*
5.4	Consent of Dorsey & Whitney LLP.*
5.5	Consent of Watts, Griffis and McOuat Limited.*
5.6	Consent of Hatch Ltd.*
5.7	Consent of Independent Mining Consultants Inc.*
5.8	Consent of Kappes, Cassiday & Associates.*
5.9	Consent of Melvin L. Klohn.*
6.1	Powers of Attorney (contained in the signature pages of the Registration Statement on Form F-10).*

*
Filed Previously

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TABLE OF CONTENTS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
FINANCIAL INFORMATION AND CURRENCY
DOCUMENTS INCORPORATED BY REFERENCE
ELIGIBILITY FOR INVESTMENT
AVAILABLE INFORMATION
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
THE CORPORATION
WARRANT AMENDMENT
Yamana Warrants Average Monthly Premium (January 1, 2005 to June 16, 2005)
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
USE OF PROCEEDS
PLAN OF DISTRIBUTION
PRICE RANGES AND TRADING VOLUMES
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
RISK FACTORS
PROMOTER
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
CONSENT OF DELOITTE & TOUCHE LLP
CONSENT OF PRICEWATERHOUSECOOPERS LLP
CERTIFICATE OF THE CORPORATION AND THE PROMOTER
CERTIFICATE OF THE AGENT
PART II
PART III
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX